Exhibit 77D

THE ROYCE FUND

Royce Discovery Fund

        On September 8-9, 2011, The Board of Trustees of The Royce Fund voted to eliminate, subject to shareholder approval, Royce Discovery Fund's (the "Fund") fundamental investment restriction limiting its investment in the securities of foreign issuers to no more than 10% of its assets, and upon shareholder approval of the elimination of the previously described fundamental investment restriction, approve a non-fundamental investment policy for the Fund limiting its investments in foreign securities to no more than 25% of its net assets.  At a Special Meeting of Shareholders held on December 5, 2011, the Fund's shareholders approved the foregoing.

Royce Select Fund I

        On December 8-9, 2011, The Board of Trustees of The Royce Fund voted to eliminate, subject to shareholder approval, Royce Select Fund I's (the "Fund") fundamental investment restriction limiting its investment in the securities of foreign issuers to no more than 10% of its assets, and upon shareholder approval of the elimination of the previously described fundamental investment restriction, approve a non-fundamental investment policy for the Fund limiting its investments in foreign securities to no more than 15% of its net assets.  A Special Meeting of Shareholders is scheduled to be held on March 15, 2012 so that the Fund's shareholders may consider the foregoing.